Sanofi-aventis enters into agreement

with Primary Health Care to acquire

“Symbion Consumer”,

its nutraceuticals & OTC division, in Australia

Paris, France - July 21, 2008 - Sanofi-aventis announced today that it has entered into a binding agreement with Primary Health Care Limited (“Primary”) to acquire Symbion CP Holdings Pty Limited (“Symbion Consumer”) in Australia.

Symbion Consumer manufactures, markets and distributes nutraceuticals (vitamins & mineral supplements) and over the counter brands throughout Australia and New Zealand. Symbion Consumer has a strong portfolio of premium brands including Natures Own, Cenovis, Bio-organics, Golden Glow and Microgenics.

Symbion Consumer sales amounted to around A$ 190 million in 2007. Symbion Consumer is the market leader, with an estimated 21% market share.

The transaction is valued at A$ 560 million. Its completion, subject to certain conditions, is expected to occur on 31 August 2008.

“The purchase of Symbion Consumer provides sanofi-aventis in Australia with a leading market share in a rapidly growing category”, declared Olivier Charmeil, Senior Vice President, Pharmaceutical Operations, Asia Pacific, sanofi-aventis. “The acquisition will sustain sanofi-aventis Australia growth through products portfolio widening, increased pharmacy presence and access to new channels, and will create strong synergies with our existing pharmaceutical activities. Additionally, this acquisition will represent for sanofi-aventis a platform to launch a nutraceutical offering throughout the Asia / Pacific region”, he concluded.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com.

Forward-looking statements – sanofi-aventis

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.